UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Marlin Business Services Corp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

571157106
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No.	Page 2 of 8 Pages
571157106

1	NAMES OF REPORTING PERSONS
ENTRUST GLOBAL PARTNERS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.00%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No.	Page 3 of 8 Pages
571157106

1	NAMES OF REPORTING PERSONS
ENTRUST GLOBAL PARTNERS OFFSHORE LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.00%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No.	Page 4 of 8 Pages
571157106

1	NAMES OF REPORTING PERSONS
GREGG S. HYMOWITZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.00%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	Page 5 of 8 Pages
571157106

Item 1.	(a)	Name of Issuer: Marlin Business Services Corp

	(b)	Address of Issuer’s Principal Executive Offices:

300 Fellowship Road Mount Laurel, NJ 08054

Item 2.	(a)
Name of Persons Filing:

This statement is being filed jointly by (i) EnTrust Global Partners LLC, a Delaware limited liability company (“Partners”); (ii) EnTrust Global Partners Offshore LP, a Delaware limited partnership (“Offshore”); and (iii) Mr. Gregg S. Hymowitz, who serves as the Chairman & Chief Executive Officer of Partners and Offshore. Partners, Offshore and Gregg S. Hymowitz are sometimes also referred to herein individually as a “Reporting Person” and collectively as “Reporting Persons.”

Partners and Offshore are registered investment advisers.  Mr. Hymowitz is the control person of the investment advisers.

	(b)	Address of Principal Business Office or, if none, Residence:

(i) EnTrust Global Partners LLC
375 Park Avenue
24th Floor
New York, NY 10152

(ii) EnTrust Global Partners Offshore LP
375 Park Avenue
24th Floor
New York, NY 10152

(iii) Gregg S. Hymowitz
375 Park Avenue
24th Floor
New York, NY 10152

	(c)	Citizenship:

Partners and Offshore are organized under the laws of Delaware. Mr. Hymowitz is a United States citizen.

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 571157106

CUSIP No.	Page 6 of 8 Pages
571157106

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.
(b)	☐ Bank as defined in Section 3(a)(6) of the Act.
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	☐ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	☒ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1
(b)(1)(ii)(J), please specify the type of institution: ____________________________

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 0

(b)	Percent of Class: 0.00%

(c)	Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

CUSIP No.	Page 7 of 8 Pages
571157106

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1 previously filed.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	Page 8 of 8 Pages
571157106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2023

By:	ENTRUST PARTNERS LLC

/s/ Gregg S. Hymowitz
	Name:	Gregg S. Hymowitz
	Title:	Chairman & Chief Executive Officer

By:	ENTRUST PARTNERS OFFSHORE LP

/s/ Gregg S. Hymowitz
	Name:	Gregg S. Hymowitz
	Title:	Chairman & Chief Executive Officer

By:	GREGG S. HYMOWITZ

/s/ Gregg S. Hymowitz
	Name:	Gregg S. Hymowitz